UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File Number: 001-34989

iSoftStone Holdings Limited

East Bldg. 16, Courtyard #10

Xibeiwang East Road, Haidian District

Beijing 100193, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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iSoftStone Holdings Limited

Form  6-K

Page
Signature	3

Exhibit 99.1 — Press Release dated August 27, 2013	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

iSoftStone Holdings Limited

By:	/s/ Xiaosong Zhang
Name:	Xiaosong Zhang
Title:	Chief Financial Officer

Date: August 28, 2013

Exhibit 99.1

iSoftStone Holdings Limited

Building 16, Dong Qu, 10 Xibeiwang Dong Lu,

Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Reports Financial and Operating Results for the Second Quarter 2013

BEIJING, China, August 27, 2013 /PRNewswire-FirstCall/ — iSoftStone Holdings Limited (“iSoftStone” or “the Company,” NYSE: ISS), a leading China-based IT services provider, today reported its unaudited financial and operating results for the second quarter ended June 30, 2013.

Second quarter 2013 results

•	Net revenues increased 15.9% to $106.7 million in the second quarter 2013 from $92.0 million in the second quarter 2012.

•	Gross profit increased 12.3% to $33.9 million in the second quarter 2013 from $30.2 million in the second quarter 2012.

•	Net loss in the second quarter 2013 was $1.9 million compared with a net income of $3.6 million in the second quarter 2012.

•	Non-GAAP net income (note 1) decreased 23.1% to $6.3 million in the second quarter 2013 from $8.2 million in the second quarter 2012.

•	Diluted earnings per American Depositary Share (“ADS”) were a loss of $0.03 in the second quarter 2013 and an income of $0.06 in the second quarter 2012. Each ADS represents 10 ordinary shares.

•	Non-GAAP diluted earnings per ADS (note 1) were $0.11 in the second quarter 2013 compared with $0.14 in the second quarter 2012.

•	Total number of employees increased 19.6% to 15,966 as of June 30, 2013 from 13,348 as of June 30, 2012.

First half 2013 results

•	Net revenues increased 13.5% to $202.5 million in the first half 2013 from $178.4 million in the first half 2012.

•	Gross profit increased 11.7% to $64.7 million in the first half 2013 from $58.0 million in the first half 2012.

•	Net income decreased 83.9% to $1.1 million in the first half 2013 from $7.0 million in the first half 2012.

•	Non-GAAP net income (note 1) decreased 23.4% to $11.9 million in the first half 2013 from $15.5 million in the first half 2012.

•	Diluted earnings per ADS were $0.02 in the first half 2013 compared with $0.12 in the first half 2012. Each ADS represents 10 ordinary shares.

•	Non-GAAP diluted earnings per ADS (note 1) were $0.21 in the first half 2013 compared with $0.26 in the first half 2012.

Mr. T.W. Liu, iSoftStone’s Chairman and Chief Executive Officer, said, “Our top line performance was largely in line with our expectations for the second quarter of 2013. Despite continuing to face challenging market conditions and cost pressures, we remained focused on the three previously identified strategic efforts: namely, smooth operations of ISST, our joint venture with Huawei, capturing business opportunities in the domestic BFSI sector and continue investment in our SMART business capabilities. We strived to grow our business while seeking to improve our margins and cash flow in the short term. We will also continue to invest in emerging technologies including mobile, big data, and cloud computing, which help clients expand and accelerate their businesses and position us to drive our own business growth in the longer term.”

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Results of operations for the second quarter 2013

Net revenues

Net revenues increased $14.6 million or 15.9% to $106.7 million in the second quarter 2013 from $92.0 million in the second quarter 2012, mainly due to relatively stronger demand for IT services from clients in Greater China, partially offset by lower demand from some global clients, primarily in Europe and the United States.

Net revenues by service line

We derive net revenues by providing an integrated suite of IT services and solutions, including (a) IT services, which primarily includes application development and maintenance (“ADM”), as well as R&D services and infrastructure and software services, (b) Consulting & Solutions, and (c) Business Process Outsourcing (“BPO”), services. The following table shows our net revenues by service line.

US$ in thousands, except %	2012Q2%		2013Q2%
IT services
ADM	29,321	31.9%	38,426	36.0%
R&D	25,892	28.1%	25,963	24.3%
Infrastructure and software	3,928	4.3%	980	0.9%

IT services, total	59,141	64.3%	65,369	61.2%
Consulting & Solutions	29,710	32.2%	36,627	34.3%
BPO services	3,162	3.5%	4,661	4.5%

Total net revenues	92,013	100.0%	106,657	100.0%

Net revenues from IT services increased $6.2 million or 10.5% to $65.4 million in the second quarter 2013 from $59.1 million in the second quarter 2012 mainly due to increased business volume from our largest communication client and other banking clients in China. Net revenues from Consulting & Solutions increased $6.9 million or 23.3% to $36.6 million in the second quarter 2013 from $29.7 million in the second quarter 2012, mainly due to continuous revenue generated from a public sector consulting & solutions project won in the first quarter 2013, partially offset by the decreased demand from certain technology and communication clients. Net revenues from BPO services increased 47.4% to $4.7 million in the second quarter 2013 from $3.2 million in the second quarter 2012 mainly due to new project wins.

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Net revenues by geographic markets

We classify our net revenues by the following geographic markets: Greater China (which includes China, Taiwan, Hong Kong, and Macau) and Global (which includes the United States, Europe, Japan, and others), based on the headquarters locations of our clients. The following table shows our net revenues by geographic markets.

US$ in thousands, except %	2012Q2%		2013Q2%
Greater China	55,912	60.8%	73,448	68.9%
Global:
United States	23,078	25.1%	20,995	19.7%
Europe	6,532	7.1%	5,163	4.8%
Japan	5,995	6.5%	6,202	5.8%
Others	496	0.5%	849	0.8%

Global total	36,101	39.2%	33,209	31.1%

Total net revenues	92,013	100.0%	106,657	100.0%

Reflecting our growth in and enhanced focus on the Chinese market and the country’s relative economic strength, in the second quarter 2013, net revenues in Greater China continued to grow more than the net revenues in the Global market. Our net revenues from Greater China clients increased $17.5 million or 31.4% to $73.4 million in the second quarter 2013 from $55.9 million in the second quarter 2012 mainly due to increased business volume from our largest communication client and other banking clients in China and continuous revenue generated from a China public sector consulting & solutions project won in the first quarter 2013. Net revenues from U.S. clients decreased $2.1 million or 9.0% to $21.0 million in the second quarter 2013 from $23.1 million in the second quarter 2012 mainly due to reduced demand from a major client in the U.S. market. Net revenues from European clients decreased 21.0% to $5.2 million in the second quarter 2013 from $6.5 million in the second quarter 2012 due to reduced demand from two European clients. Net revenues from Japanese clients increased $0.2 million or 3.5% to $6.2 million in the second quarter 2013 from $6.0 million in the second quarter 2012 mainly due to rebounded demand from a Japanese technology client.

Net revenues by client industry

We focus on serving clients in four target industry verticals, each with large and growing demand for IT services and solutions: technology; communications; banking, financial services and insurance (“BFSI”); and energy, transportation, and public sector. The following table shows our net revenues by client industry.

US$ in thousands, except %	2012Q2%		2013Q2%
Technology	27,181	29.5%	24,854	23.3%
Communications	33,404	36.3%	38,827	36.4%
BFSI	19,235	20.9%	23,048	21.6%
Energy, transportation, and public	7,066	7.7%	11,261	10.6%
Others	5,127	5.6%	8,667	8.1%

Total net revenues	92,013	100.0%	106,657	100.0%

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Net revenues from technology clients decreased $2.3 million or 8.6% to $24.9 million in the second quarter 2013 from $27.2 million in the second quarter 2012 due to reduced demand from a major technology client in China. Net revenues from communications clients increased $5.4 million or 16.2% to $38.8 million in the second quarter 2013 from $33.4 million in the second quarter 2012 due to increased business volume from our largest communication client in China, partially offset by the decreased demand from a major communication client in United States and two European clients. Net revenues from BFSI clients increased $3.8 million or 19.8% to $23.0 million in the second quarter 2013 from $19.2 million in the second quarter 2012 attributable largely to IT services projects for domestic banks, partially offset by reduced revenue from a global financial institution client. Net revenues from energy, transportation, and public sector clients increased $4.2 million or 59.4% to $11.3 million in the second quarter 2013 from $7.1 million in the second quarter 2012 due to recent winning of a new public sector consulting & solutions project. Net revenues from all other industries increased $3.5 million to $8.7 million in the second quarter 2013 from $5.1 million in the second quarter 2012, mainly resulting from three new project wins from a Chinese commercial properties development company, a global human resources solution company and a global BPO company.

Net revenues by five largest clients

Net revenues from our five largest clients totaled $52.9 million or 49.6% of total net revenues in the second quarter 2013 compared with $41.0 million or 44.6% in the second quarter 2012.

Net revenues by pricing method

We provide our services on a time-and-expense basis, a fixed-price basis, or for certain BPO services, on the basis of volume of work processed for our clients. The following table shows our net revenues by pricing method.

US$ in thousands, except %	2012Q2%		2013Q2%
Time-and-expense basis	34,528	37.5%	38,668	36.3%
Fixed-price basis	56,934	61.9%	66,706	62.5%
Volume basis (BPO)	551	0.6%	1,283	1.2%

Total net revenues	92,013	100.0%	106,657	100.0%

Net revenues from time-and-expenses basis projects increased $4.1 million or 12.0% to $38.7 million in the second quarter 2013 from $34.5 million in the second quarter 2012. Net revenues from fixed-price basis projects increased $9.8 million or 17.2% to $66.7 million in the second quarter 2013 from $56.9 million in the second quarter 2012.

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Cost of revenues, gross profit, and gross profit margin

Cost of revenues increased $10.9 million or 17.7% to $72.8 million in the second quarter 2013 from $61.8 million in the second quarter 2012 primarily due to organic growth of service delivery employees and acquisition of a number of delivery teams from industry peers to enable and match the growth of our business.

Gross profit increased $3.7 million or 12.3% to $33.9 million in the second quarter 2013 from $30.2 million in the second quarter 2012. Gross profit margin decreased to 31.8% in the second quarter 2013 from 32.8% in the second quarter 2012 primarily due to an increase in salary and compensation costs as a result of annual salary increases for delivery personnel effective since February or April 2013 and acquisition of delivery teams from industry peers for the future growth.

Operating expenses

Operating expenses increased by $4.5 million or 17.4% to $30.2 million in the second quarter 2013 from $25.7 million in the second quarter 2012 primarily due to (1) higher salary and compensation expenses as a result of annual salary increases for operations personnel; (2) higher rental and office reallocation expenses in connection with relocating our headquarters in Beijing and terminating rental contracts in Tianjin and Changsha; and (3) higher professional expenses, mainly legal fees related to some ongoing litigations.

Other expense

We recorded an other operating loss of $4.1 million in the second quarter 2013. The Company acquired 100% equity interest of Beijing Ruantong Xutian Technology Development Co., Ltd. (“Ruantong Xutian”) who owned the facility that the Company leased as its headquarters in August 2012 (please refer to the Recent Developments section for more details) and consolidated its financial statements starting from the second quarter 2013. According to relevant U.S. GAAP literature ASC 805-10-55, Business Combinations, the preexisting rental contract was deemed in effect terminated from the consolidated point of view and a loss (“preexisting contract loss”) equal to the deposit amount of $4.1 million was recognized in the second quarter 2013.

Income (loss) from operations

Loss from operations was $0.7 million in the second quarter 2013 compared with an income of $4.3 million in the second quarter 2012 due to the factors explained above.

Non-GAAP income from operations (Note 1) decreased $1.4 million or 15.4% to $7.5 million in the second quarter 2013 from $8.9 million in the second quarter 2012 due to higher operating expenses explained above.

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Interest expense

Interest expense was $1.7 million in the second quarter 2013 compared with $0.3 million in the second quarter 2012. Interest expense in the second quarter 2013 and 2012 was incurred on bank borrowings and the increase was due to more bank borrowings to fund our working capital, office building and business acquisition needs.

Income taxes expense (benefit)

Income tax benefit was $0.6 million in the second quarter 2013 compared with an income tax expense of $0.5 million in the second quarter 2012. The Company was in a loss position in the second quarter 2013 due to the factors explained above. Due to the impact of the aforementioned preexisting contract loss and other non-deductible expenses expected to be incurred as we continue to evaluate a possible going-private proposal (please refer to the Recent Developments section for more details), our and our peers’ estimated effective tax rates for 2013 are expected to be less comparable than in prior periods.

Net income (loss)

Net loss in the second quarter 2013 was $1.9 million, compared with net income of $3.6 million in the second quarter 2012 due to the factors explained above.

Non-GAAP net income (Note 1) decreased $1.9 million or 23.1% to $6.3 million in the second quarter 2013 from $8.2 million in the second quarter 2012.

Earnings per ADS

Basic earnings per ADS were a loss of $0.03 in the second quarter 2013 and an income of $0.06 in the second quarter 2012.

Diluted earnings per ADS were a loss of $0.03 in the second quarter 2013 and an income of $0.06 in the second quarter 2012.

Non-GAAP diluted earnings per ADS (note 1) were $0.11 in the second quarter 2013 and $0.14 in the second quarter 2012.

Cash and Cash Flow

As of June 30, 2013, we had a cash balance of $82.8 million. Our net cash used in operating activities in the second quarter 2013 was $22.9 million. Our net cash used in investing activities in the second quarter 2013 was $59.2 million, including $7.7 million of capital expenditures. Within the capital expenditures, $1.4 million related to the leasehold improvement of the newly acquired office facility in Beijing. In the second quarter 2013, we borrowed $59.6 million of short-term bank loans and $14.6 million of long-term bank loans to fund our growth and office building and business acquisition and repaid $8.8 million of matured short-term bank loans.

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Days sales outstanding, or DSO, was 192 days for the second quarter 2013 and 171 days for the second quarter 2012. DSO is calculated by dividing average accounts receivable, net of deferred revenues, by the period’s gross revenues, and multiplying by the number of days in the period. The longer DSO in the second quarter 2013 was mainly due to faster revenue growth from domestic China clients, especially the clients in BFSI and public sectors, which tend to have longer payment cycles.

Results of operations for the first half 2013

Net revenues

Net revenues increased $24.2 million or 13.5% to $202.5 million in the first half 2013 from $178.4 million in the first half 2012 due to relatively stronger customer demand for IT services in Greater China, partially offset by lower demand from some global clients, primarily in Europe and the United States.

Net revenues by service line

The following table shows our net revenues by service line.

US$ in thousands, except %	First Half 2012%		First Half 2013%
IT services
ADM	58,471	32.8%	70,921	35.0%
R&D	52,837	29.6%	49,371	24.4%
Infrastructure and software	5,686	3.2%	2,587	1.3%

IT services, total	116,994	65.6%	122,879	60.7%
Consulting & Solutions	55,285	31.0%	70,261	34.7%
BPO services	6,083	3.4%	9,387	4.6%

Total net revenues	178,362	100.0%	202,527	100.0%

Net revenues from IT Services increased $5.9 million or 5.0% to $122.9 million in the first half 2013 from $117.0 million in the first half 2012 mainly due to increased business volume from our largest communication client and other banking clients in China. Net revenues from Consulting & Solutions increased $15.0 million or 27.1% to $70.3 million in the first half 2013 from $55.3 million in the first half 2012 mainly due to revenue generated from public sector consulting & solutions projects won in the first half 2013, partially offset by the decreased demand from certain technology and communication clients. Net revenues from BPO services increased 54.3% to $9.4 million in the first half 2013 from $6.1 million in the first half 2012.

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Net revenues by geographic markets

The following table shows our net revenues by geographic markets.

US$ in thousands, except %	First Half 2012%		First Half 2013%
Greater China	107,351	60.2%	139,202	68.7%
Global:
United States	45,303	25.4%	40,286	19.9%
Europe	12,311	6.9%	10,394	5.1%
Japan	12,275	6.9%	10,988	5.4%
Others	1,122	0.6%	1,657	0.9%

Global total	71,011	39.8%	63,325	31.3%

Total net revenues	178,362	100.0%	202,527	100.0%

Our net revenues from Greater China clients increased $31.8 million or 29.7% to $139.2 million in the first half 2013 from $107.4 million in the first half 2012 mainly due to increased business volume from our largest communication client and other banking clients in China and continuous revenue generated from a China public sector consulting & solutions project won in 2013. Net revenues from U.S. clients decreased $5.0 million or 11.1% to $40.3 million in the first half 2013 from $45.3 million in the first half 2012 mainly due to reduced demand from a major client in the United States. Net revenues from European clients decreased $1.9 million or 15.6% to $10.4 million in the first half 2013 from $12.3 million in the first half 2012 due to reduced demand from two European clients. Net revenues from Japanese clients decreased $1.3 million or 10.5% to $11.0 million in the first half 2013 from $12.3 million in the first half 2012.

Net revenues by client industry

The following table shows our net revenues by client industry.

US$ in thousands, except %	First Half 2012%		First Half 2013%
Technology	52,077	29.2%	48,239	23.8%
Communication	66,342	37.2%	72,630	35.9%
BFSI	35,020	19.6%	41,780	20.6%
Energy, transportation, and public	14,839	8.3%	25,423	12.6%
Others	10,084	5.7%	14,455	7.1%

Total net revenues	178,362	100.0%	202,527	100.0%

Net revenues from technology clients decreased $3.8 million or 7.4% to $48.2 million in the first half 2013 from $52.1 million in the first half 2012 due to reduced demand from a major technology client in China. Net revenues from communication clients increased $6.3 million or 9.5% to $72.6 million in the first half 2013 from $66.3 million in the first half 2012 due to increased business volume from our largest communication client in China, partially offset by the decreased demand from a major communication client in United States and two European clients. Net revenues from BFSI clients increased $6.8 million or 19.3% to $41.8 million in the first half 2013 from $35.0 million in the first half 2012. Net revenues from energy, transportation, and public sector clients increased $10.6 million or 71.3% to $25.4 million in the first half 2013 from $14.8 million in the first half 2012, which was largely due to recent winning of some new public sector consulting & solution projects. Net revenues from all other industries increased $4.4 million to $14.5 million in the first half 2013 from $10.1 million in the first half 2012 resulting from three new project wins from a Chinese commercial properties development company, a global human resources solution company, and a global BPO company.

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Net revenues by five largest clients

Net revenues from our five largest clients totaled $101.2 million or 50.0% of total net revenues in the first half 2013 compared with $81.6 million or 45.8% in the first half 2012.

Net revenues by pricing method

The following table shows our net revenues by pricing method.

US$ in thousands, except %	First Half 2012%		First Half 2013%
Time-and-expense basis	63,917	35.9%	74,905	37.0%
Fixed-price basis	113,259	63.5%	125,538	62.0%
Volume basis (BPO)	1,186	0.6%	2,084	1.0%

Total net revenues	178,362	100.0%	202,527	100.0%

Net revenues from time-and-expenses basis projects increased $11.0 million or 17.2% to $74.9 million in the first half 2013 from $63.9 million in the first half 2012. Net revenues from fixed-price basis projects increased $12.3 million or 10.8% to $125.5 million in the first half 2013 from $113.3 million in the first half 2012. Net revenues from volume basis projects increased $0.9 million or 75.7% to $2.1 million in the first half 2013 from $1.2 million in the first half 2012.

Cost of revenues, gross profit, and gross profit margin

Cost of revenues increased $17.4 million or 14.4% to $137.8 million in the first half 2013 from $120.4 million in the first half 2012 primarily due to organic growth of service delivery employees and acquisition of a number of delivery teams from industry peers to enable and match the growth of our business.

Gross profit increased $6.8 million or 11.7% to $64.7 million in the first half 2013 from $58.0 million in the first half 2012. Gross profit margin decreased to 32.0% in the first half 2013 from 32.5% in the first half 2012 primarily due to an increase in salary and compensation costs as a result of annual salary increases for delivery personnel effective since February or April 2013 and acquisition of delivery teams from industry peers.

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Operating expenses

Operating expenses increased $7.5 million or 15.2% to $56.6 million in the first half 2013 from $49.2 million in the first half 2012 primarily due to (1) higher salary and compensation expenses as a result of annual salary increases for operations personnel; (2) higher rental and office reallocation expense in connection with relocating our headquarters in Beijing and terminating rental contracts in Tianjin and Changsha; and (3) higher professional expenses, mainly legal fees related to some ongoing litigations.

Income from operations

Income from operations decreased $4.6 million or 55.2% to $3.8 million in the first half 2013 from $8.4 million in the first half 2012 due to the factors explained above and the preexisting contract loss included in other expense.

Non-GAAP income from operations (note 1) decreased $2.5 million or 14.4% to $14.6 million in the first half 2013 from $17.0 million in the first half 2012.

Interest expense

Interest expense was $3.0 million in the first half 2013 and $0.6 million in the first half 2012. Interest expense in the first half 2013 and 2012 was incurred on bank borrowings and the increase was due to more bank borrowings to fund our working capital, office building, and business acquisition needs.

Income taxes expense (benefit)

Income tax benefit was $0.3 million in the first half 2013 compared with an expense of $1.2 million in the first half 2012.

Net income

Net income decreased $5.8 million or 83.9% to $1.1 million in the first half 2013 from $7.0 million in the first half 2012 due to the factors explained above.

Non-GAAP net income (note 1) decreased $3.6 million or 23.4% to $11.9 million in the first half 2013 from $15.5 million in the first half 2012.

Earnings per ADS

Basic earnings per ADS were $0.02 in the first half 2013 and $0.12 in the first half 2012.

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Diluted earnings per ADS were $0.02 in the first half 2013 and $0.12 in the first half 2012.

Non-GAAP diluted earnings per ADS (note 1) were $0.21 in the first half 2013 and $0.26 in the first half 2012.

Cash and Cash Flow

As of June 30, 2013, we had a cash balance of $82.8 million. Our net cash used in operating activities in the first half 2013 was $40.3 million. Our net cash used in investing activities in the first half 2013 was $66.5 million, including $14.6 million of capital expenditures. Within the capital expenditures, $3.1 million related to the leasehold improvement of the newly acquired office facility in Beijing. In the first half 2013, we borrowed $66.0 million under short-term bank loans and 14.6 million under long-term bank loans to fund our growth and office building and business acquisition and repaid $10.4 million of matured short-term bank loans.

Days sales outstanding was 194 days for the first half 2013 and 167 days for the first half 2012.

Recent Developments

Announced Receipt of Non-binding “Going Private” Proposal

On June 6, 2013, the Company announced that its Board of Directors had received a preliminary non-binding proposal letter, dated June 6, 2013, from Mr. Tianwen Liu, the Company’s CEO and the chairman of its Board of Directors, and ChinaAMC Capital Management Limited, an alternative investment platform and affiliate of China Asset Management (Hong Kong) Limited, which in turn is a wholly owned subsidiary of China Asset Management Co., Ltd. (collectively, the “Buyer Group”). According to the proposal letter, the Buyer Group is interested in acquiring all of the Company’s outstanding ordinary shares, including ordinary shares represented by the Company’s ADSs (each representing ten ordinary shares of the Company), at a price of $0.585 in cash per ordinary share or $5.85 in cash per ADS (the “Proposal”).

The Company’s Board of Directors formed a committee of independent directors (the “Independent Committee”) on July 8, 2013 to evaluate the Proposal. The Independent Committee has retained a financial advisor and legal counsel. No decisions have yet been made with respect to the Company’s response to the Proposal. There can be no assurance that any definitive offer will be made, that any agreement will be executed, or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Completion of Acquisition of Ruantong Xutian

On May 1, 2013, a wholly-owned PRC subsidiary of the Company, iSoftStone Information and Technology (Group) Co., Ltd. (“iSoftStone WFOE”) entered into a share purchase agreement with two independent third parties (“Sellers”) to acquire 100% of the equity interests of Ruantong Xutian. Ruantong Xutian owned the facility that the Company previously leased as its headquarters. The facility has an area of approximately 43,200 square meters and can host up to 4,000 seats.

On May 27, 2013, iSoftStone WFOE completed the acquisition of Ruantong Xutian. In exchange for the 100% equity interest of Ruantong Xutian, the company assumed liabilities of $31.6 million of Ruantong Xutian and agreed to pay $52.3 million in cash to the Sellers, of which $49.0 million was paid in the second quarter 2013 and the remaining $3.3 million is expected to be paid in the fourth quarter 2013.

Relocation of Headquarters Office

Following the completion of the acquisition of Ruantong Xutian, the Company moved into its new headquarters office in Beijing in June 2013 and terminated the rental contracts of the old headquarters and other rented offices in June 2013.

Outlook for the third quarter 2013

In light of the going-private proposal received during the second quarter of 2013 and ongoing work being performed by the Independent Committee, iSoftStone has decided to provide guidance for the next quarter but will not provide guidance for an annual outlook.

For the third quarter 2013, iSoftStone expects to achieve the following targets:

•	Net revenues for the third quarter 2013 to be at least $115 million.

•	Net loss for the third quarter 2013 to be at most $1.2 million.

•	Non-GAAP net income for the third quarter 2013 to be at least $2.3 million.

•

Non-GAAP diluted earnings per ADS for the third quarter 2013 to be at least $0.04, assuming 59 million average ADSs will be outstanding in the third quarter 2013. One ADS represents 10 ordinary shares.

Non-GAAP measures

To supplement our financial results presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we use various non-GAAP financial measures that are adjusted from results based on U.S. GAAP to exclude share-based compensation, amortization of intangible assets from acquisitions, and changes in fair value of contingent consideration in business combinations and a preexisting contract loss related to the acquisition of our Beijing headquarters facility in May 2013.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of this non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Note 1

Our non-GAAP information (including non-GAAP operating expenses, income from operations, net income, and diluted earnings per ADS) excludes share-based compensation, changes in fair value of contingent consideration in connection with business combination, amortization of intangible assets from acquisitions, and preexisting contract loss. For reconciliations of our non-GAAP measures to our U.S. GAAP measures, please see the reconciliation tables at the end of this earnings release.

Conference Call on August 27, 2013

iSoftStone will host an earnings conference call and live webcast covering its second quarter 2013 financial results on August 27, 2013 at 8:00 a.m. Eastern Daylight Time (New York), which is also 8:00 p.m. in Beijing and Hong Kong on August 27.

The dial-in details for the live conference call are:

U.S. toll-free	1 866 519 4004

U.K. toll-free	080 8234 6646

Norway toll-free	8001 0719

Netherlands toll-free	0800 022 1931

China toll-free mobile	400 620 8038

China toll-free land line	800 819 0121

Hong Kong local	852 2475 0994

Hong Kong toll-free	800 930 346

U.S. toll	1 845 675 0437

International toll	+65 6723 9381

Conference ID	2883 8343

Participant password	ISS

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

A live and archived webcast of the conference call will be available on the Investors section of iSoftStone’s website at www.isoftstone.com. To join the webcast, please go to iSoftStone’s website at least 15 minutes before the start of the call to register and download and install any necessary audio software.

A telephone replay of the call will be available about two hours after the conclusion of the conference call through 11:59 p.m. Eastern Daylight Time on September 3, 2013. The dial-in details for the telephone replay are:

U.S. toll-free	1 855 452 5696

United Kingdom toll-free	0 808 234 0072

China toll-free mobile English	400 120 0932

China toll-free mobile Mandarin	400 120 0931

China toll-free land line English	800 870 0205

China toll-free land line Mandarin	800 870 0206

Hong Kong toll-free	800 963 117

Singapore toll-free	800 616 2305

Japan toll-free Japanese	012 095 9102

International toll	+61 2 8199 0299

U.S. New York toll	1 646 254 3697

Conference ID	2883 8343

Safe harbor statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include our preliminary unaudited results for the second quarter 2013, our financial outlook for the third quarter 2013, the success of our strategy of focusing on key business drivers (including focusing on growing our ISST and domestic BFSI businesses, continued investment in our SMART business capabilities and investments in emerging technologies) while at the same time focusing on improving our profit margins and operating cash flows despite a challenging global economic environment and slowdown of the Chinese and global economics, and the anticipated benefits of the recent acquisition of, and relocation to, our new Beijing headquarter facilities.

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the second quarter 2013 are preliminary, unaudited, and subject to audit adjustment. Our purchase of Beijing headquarters and IT operations building may not achieve lower immediate and long-term costs of ownership versus leasing. In addition, we may not meet our financial outlook for the third quarter 2013, continue to execute our strategy, including expanding our business drivers, focusing on cash flow and margin improvement, and investing in technical competencies and domain expertise to support future growth, or otherwise grow our business in the manner planned, successfully complete planned acquisitions, strategic investments or joint ventures or recognize the anticipated benefits of our acquisitions, strategic investments or joint venture, on a timely basis or at all. Our clients may vary their purchasing patterns in response to the economic environment in Greater China and globally. In addition, other risks and uncertainties that could cause our actual results to differ from what we currently anticipate include: our ability to effectively manage our rapid growth; intense competition from China-based and international IT services companies; our ability to attract and retain sufficiently trained professionals to support our operations; and our ability to anticipate and develop new services and enhance existing services to keep pace with rapid changes in technology and in our selected industries. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see “Risk Factors” that begins on page 7 of our 2012 Annual Report on Form 20-F that we filed with the U.S. Securities and Exchange Commission on April 24, 2013, which can be found on our website at www.isoftstone.com and at www.sec.gov.

All projections (including our third quarter 2013 financial outlook) in this release are based on limited information currently available to us, which is subject to change. Although these projections and the factors influencing them will likely change, we undertake no obligation to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise, except as required by law. Such information speaks only as of the date of this release.

About iSoftStone Holdings Limited

Founded in 2001, iSoftStone is a leading China-based IT services provider serving both greater China and global clients. iSoftStone provides an integrated suite of IT services and solutions, including consulting & solutions, IT services, and business process outsourcing services. The company focuses on industry verticals that include technology, communications, banking, financial services, insurance, energy, transportation, and public sectors.

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone’s American depositary shares began trading on the New York Stock Exchange on December 14, 2010.

For more information, please visit www.isoftstone.com.

iSoftStone Holdings Limited

Mr. Jonathan Zhang

Chief Financial Officer

ir@isoftstone.com

Christensen

Mr. Tom Myers

tmyers@christensenir.com

Beijing +86 139 1141 3520

www.isoftstone.com

Source: iSoftStone Holdings Limited

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Holdings Limited

Unaudited Condensed Consolidated Statement of Operations

(US dollars in thousands, except per share data)

	Three months ended June 30		Six months ended June 30
	2012	2013	2012	2013
Revenues	94,021	106,841	181,793	203,009
Business tax	(2,008)	(184)	(3,431)	(482)

Net revenues	92,013	106,657	178,362	202,527
Cost of revenues	(61,835)	(72,778)	(120,403)	(137,784)

Gross profit	30,178	33,879	57,959	64,743
Operating expenses:
General and administrative expenses	(16,169)	(20,702)	(30,814)	(37,396)
Selling and marketing expenses	(8,192)	(8,405)	(16,136)	(15,892)
Research and development expenses	(1,363)	(1,090)	(2,219)	(3,335)

Total operating expenses	(25,724)	(30,197)	(49,169)	(56,623)
Change in fair value of contingent consideration in connection with business combination	(111)	(17)	(510)	(122)
Other expense, net	(117)	(4,411)	(178)	(4,463)
Government subsidies	93	91	309	233

Income (loss) from operations	4,319	(655)	8,411	3,768
Interest income	140	158	515	488
Interest expense	(284)	(1,714)	(571)	(2,963)

Income (loss) before provision for income taxes and loss in equity method investments, net of income taxes	4,175	(2,211)	8,355	1,293
Income taxes (expense) benefit	(465)	563	(1,167)	266

Income (loss) after income tax before loss in equity method investments, net of income taxes	3,710	(1,648)	7,188	1,559
Loss in equity method investments, net of income taxes	(84)	(231)	(233)	(437)

Net income (loss)	3,626	(1,879)	6,955	1,122

Less: Net income (loss) attributable to noncontrolling interest	35	(150)	76	(244)

Net income (loss) attributable to iSoftStone Holdings Limited	3,591	(1,729)	6,879	1,366

Earnings (loss) per share (In US$)
Basic	0.01	—	0.01	—
Diluted	0.01	—	0.01	—
Earnings (loss) per ADS (In US$)
Basic	0.06	(0.03)	0.12	0.02
Diluted	0.06	(0.03)	0.12	0.02
Weighted average shares (In thousands)
Basic	562,906	571,784	560,767	570,224
Diluted	583,677	581,822	587,462	580,646

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Holdings Limited

Unaudited Condensed Consolidated Statement of Comprehensive Income

(US dollars in thousands, except per share data)

	Three months ended June 30		Six months ended June 30
	2012	2013	2012	2013

Net income (loss)	3,626	(1,879)	6,955	1,122
Other comprehensive income, net of tax of nil
Changes in cumulative foreign currency translation adjustment	(1,880)	2,779	(2,470)	3,567

Comprehensive income	1,746	900	4,485	4,689
Less: comprehensive income (loss) attributed to the noncontrolling interest	16	(68)	56	(154)

Comprehensive income attributed to iSoftStone Holdings Limited	1,730	968	4,429	4,843

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Holdings Limited

Unaudited Condensed Consolidated Balance Sheets

(US dollars in thousands)

	December 31 2012	June 30 2013

Cash	116,597	82,836
Restricted cash	8,743	11,559
Accounts receivable, net of allowance	202,202	252,375
Other current assets	19,772	30,725

Total current assets	347,314	377,495
Property and equipment	67,768	136,688
Land use right	3,202	39,445
Intangible assets	5,945	4,519
Goodwill	26,983	31,548
Other non-current assets	15,298	11,927

Total assets	466,510	601,622

Accounts payable	21,895	23,046
Deferred revenue	9,693	7,580
Short-term borrowings	54,012	113,240
Other current liabilities	43,878	56,919

Total current liabilities	129,478	200,785
Long-term borrowings	—	42,298
Other non-current liabilities	4,048	10,932

Total liabilities	133,526	254,015

Shareholders’ equity (Note a)	330,073	340,825
Noncontrolling interest	2,911	6,782

Total liabilities and shareholders’ equity	466,510	601,622

Note a:

As of June 30, 2013, the number of ordinary shares issued and outstanding was 576,017,931.

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Holdings Limited

Unaudited Condensed Consolidated Statement of Cash Flows

(US dollars in thousands)

	Three months ended June 30		Six months ended June 30
	2012	2013	2012	2013
Cash flows from operating activities:
Net income (loss)	3,626	(1,879)	6,955	1,122
Adjustments to reconcile net income to net cash used in operating activities:
Share-based compensation	3,831	3,481	6,870	5,389
Depreciation and amortization of property and equipment	2,325	3,285	4,562	5,932
Amortization of intangible assets	820	767	1,454	1,455
Amortization of land use right	18	81	36	99
Provision of allowance for doubtful accounts	154	203	93	257
Loss on equity method investments	84	231	233	437
Loss on disposal of property and equipment	68	66	113	101
Changes in fair value of contingent consideration in connection with business combinations	111	17	510	122
Preexisting contract loss	—	4,106	—	4,106
Changes in operating assets and liabilities:
Accounts receivable	(30,235)	(30,915)	(48,831)	(47,443)
Other assets	3,872	(5,222)	(1,109)	(8,234)
Accounts payable	3,895	(247)	(31)	(4,945)
Other liabilities	1,569	3,105	139	1,348

Net cash used in operating activities	(9,862)	(22,921)	(29,006)	(40,254)
Cash flows from investing activities:
Purchase of property and equipment	(3,717)	(7,668)	(9,205)	(14,626)
Purchase from sales of long-term investments	577	—	577	—
Consideration paid for business acquisitions	(1,750)	(49,049)	(1,750)	(49,049)
Restricted cash	3,069	(2,445)	718	(2,817)

Net cash used in investing activities	(1,821)	(59,162)	(9,660)	(66,492)
Cash flows from financing activities:
Proceeds from exercise of options	224	411	1,793	521
Capital contribution from noncontrolling interest shareholder	—	—	436	4,025
Proceeds from short term borrowings	—	59,550	1,585	65,978
Proceeds from long term borrowings	—	14,623	—	14,623
Payments of short term borrowings	—	(8,774)	(1,585)	(10,381)
Deferred and contingent consideration paid for business acquisitions	(197)	(1,208)	(3,980)	(2,328)

Net cash provided by (used in) financing activities	27	64,602	(1,751)	72,438
Effect of exchange rate changes	(144)	372	(707)	547

Net decrease in cash	(11,800)	(17,109)	(41,124)	(33,761)
Cash at beginning of period	71,872	99,945	101,196	116,597

Cash at end of period	60,072	82,836	60,072	82,836

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

iSoftStone Holdings Limited

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(US dollars in thousands, except per share data)

1.	Reconciliation of Non-GAAP financial operating expenses, income from operations, and net income to comparable GAAP measures.

	Three months ended June 30, 2012				Three months ended June 30, 2013
	GAAP	Adjustments		Non- GAAP	GAAP	Adjustments		Non- GAAP
Operating expenses	(25,724)	4,234	(a)	(21,490)	(30,197)	3,815	(c)	(26,382)
Income (loss) from operations	4,319	4,577	(a)(b)	8,896	(655)	8,185	(c)(d)	7,530
Net income (loss)	3,626	4,577	(a)(b)	8,203	(1,879)	8,185	(c)(d)	6,306

	Six months ended June 30, 2012				Six months ended June 30, 2013
	GAAP	Adjustments		Non- GAAP	GAAP	Adjustments		Non- GAAP
Operating expenses	(49,169)	7,580	(e)	(41,589)	(56,623)	6,057	(g)	(50,566)
Income from operations	8,411	8,593	(e)(f)	17,004	3,768	10,784	(g)(h)	14,552
Net income	6,955	8,593	(e)(f)	15,548	1,122	10,784	(g)(h)	11,906

Notes:

(a)	Adjustments to exclude share-based compensation of $3,697 and amortization of intangible assets from acquisitions of $537 from the unaudited condensed consolidated statements.
(b)	Adjustments to exclude share-based compensation of $133, amortization of intangible assets from acquisitions of $99, and changes in fair value of contingent consideration connection with business combinations of $111 from the unaudited condensed consolidated statements.
(c)	Adjustments to exclude share-based compensation of $3,363 and amortization of intangible assets from acquisitions of $452 from the unaudited condensed consolidated statements
(d)	Adjustments to exclude share-based compensation of $119, amortization of intangible assets arising from acquisitions of $128, changes in fair value of contingent consideration in connection with business combinations of $17, and preexisting contract loss of $4,106 from the unaudited condensed consolidated statements.
(e)	Adjustments to exclude share-based compensation of $6,617 and amortization of intangible assets from acquisitions of $963 from the unaudited condensed consolidated statements.

iSoftStone Holdings Limited Building 16, Dong Qu, 10 Xibeiwang Dong Lu, Haidian District, Beijing 100193, China, telephone +86 (0) 10 5874 9000

(f)	Adjustments to exclude share-based compensation of $252, amortization of intangible assets from acquisitions of $251, and changes in fair value of contingent consideration connection with business combinations of $510 from the unaudited condensed consolidated statements.
(g)	Adjustments to exclude share-based compensation of $5,150 and amortization of intangible assets from acquisitions of $907 from the unaudited condensed consolidated statements.
(h)	Adjustments to exclude share-based compensation of $240, amortization of intangible assets arising from acquisitions of $259, changes in fair value of contingent consideration in connection with business combinations of $122, and preexisting contract loss of $4,106 from the unaudited condensed consolidated statements.

2.	Reconciliation of diluted EPS to Non-GAAP diluted EPS

	Three months ended June 30, 2012			Three months ended June 30, 2013
	GAAP measures	Adjustments	Non-GAAP measures	GAAP measures	Adjustments	Non-GAAP measures
Weighted average ordinary shares outstanding used in computing diluted EPS (in thousands)	583,677	—	583,677	581,822	—	581,822	(a)
Diluted earnings per share (in US$)	0.01		0.01	—		0.01
Diluted earnings per ADS (in US$)	0.06		0.14	(0.03)		0.11

	Six months ended June 30, 2012			Six months ended June 30, 2013
	GAAP measures	Adjustments	Non-GAAP measures	GAAP measures	Adjustments	Non-GAAP measures
Weighted average ordinary shares outstanding used in computing diluted EPS (in thousands)	587,462	—	587,462	580,646	—	580,646
Diluted earnings per share (in US$)	0.01		0.03	—		0.02
Diluted earnings per ADS (in US$)	0.12		0.26	0.02		0.21

Note:

(a)	In the earning release for the first quarter 2013, we estimated 59.0 million average ADSs or 590 million shares would be outstanding in the second quarter 2013. The difference from the estimate to the actual number of 581.8 million shares was primarily due to the impact of existing stock options resulting from a lower stock price than our original estimates.